Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

March 2024

Aegon Ltd.

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business Aegonplein 50 2591 TV The Hague The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Aegon’s press release, dated March 1, 2024, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: March 1, 2024	By	/s/ J.H.P.M van Rossum
J.H.P.M van Rossum
Executive Vice President and Head of Corporate Financial Center

March 1, 2024 2H23 results press release

Aegon reports second half year 2023 results

IFRS results

•	Net result of EUR 0 million with operating result offset by realized losses on investment portfolio; net loss of EUR 199 million for the full-year

•

Operating result of EUR 681 million, down 32% due to previously executed management actions and one-time benefits in the prior period. Full-year 2023 operating result of EUR 1,498 million, a decrease of 17% from EUR 1,802 million in 2022

•	Shareholders’ equity reduces by EUR 0.7 billion to EUR 7.5 billion following EUR 1.1 billion capital returns. Shareholders’ equity per share remains stable at EUR 4.27

Capital generation, cash and capital management

•	Operating capital generation before holding funding and operating expenses increases by 16% compared with the second half of 2022 to EUR 660 million and to EUR 1,280 million for the full-year

•	Capital ratios remain robust, above their respective operating levels

•	Cash Capital at Holding at EUR 2.4 billion. EUR 829 million of the announced EUR 1.5 billion share buyback completed at year-end; reduced financial leverage to target level of around EUR 5 billion

•	Free Cash Flow of EUR 429 million includes special dividend from Aegon AM of EUR 75 million; full-year Free Cash Flow of EUR 715 million exceeds guidance of around EUR 600 million

•	Proposed final 2023 dividend of EUR 0.16 per common share, bringing the full-year dividend to EUR 0.30 per common share, up 30% versus the full-year 2022 dividend

Lard Friese, Aegon CEO, commented:

“The second half of 2023 saw Aegon maintain commercial momentum, driven by the strong performance of our US business, Transamerica, as well as our UK workplace business and our joint venture in Brazil. Aegon’s operating capital generation (OCG) from the units of EUR 660 million was solid during the period, bringing the total OCG for 2023 to EUR 1,280 million, exceeding the initial guidance for the year. Our business units remained well capitalized and our holding cash position continued to be robust. Free cash flow amounted to EUR 429 million for the second half of 2023, contributing to a total of EUR 715 million for the year, enabling us to exceed our guidance of EUR 600 million. The IFRS operating result of EUR 681 million was lower than in the second half of 2022, reflecting one-time benefits in 2022 that did not recur in 2023, as well as the impact of announced management actions in 2023. The contrasting trend in our IFRS results compared to our OCG results is caused by differences in the timing of recognition of earnings between the two frameworks. OCG continues to be the primary lens by which we evaluate business performance and steer the company.

At our Capital Markets Day (CMD) in June of last year, we announced Transamerica’s strategy to become America’s leading middle market life insurance and retirement company. In 2023, Transamerica again delivered a strong performance. The Individual Solutions business generated new life sales of USD 486 million, an increase of 13% compared with the prior year and the highest sales level in the past eight years. The number of agents at World Financial Group (WFG) grew by 18% compared with a year earlier to almost 74,000. Written sales of mid-sized plans for our Workplace Solutions business amounted to USD 6.7 billion, an increase of 72% compared with the prior year. This was driven by growth in sales of both single employer plans and pooled plans. Meanwhile, we continued to actively manage our Financial Assets, including recent actions to reduce the exposure of Transamerica’s capital ratio to equity market movements.

Our UK Workplace platform also performed well. Despite the loss of a large, low margin pension scheme in the third quarter, we reported positive net inflows for 2023 and expect continued net inflows as a result of the onboarding of new schemes and higher net deposits on existing schemes.

At the same time, both Aegon’s UK Retail platform and asset management business experienced net outflows as they were adversely affected by the macro-economic environment in 2023.

Moving to our insurance joint ventures: in Brazil, new life sales at Mongeral Aegon Group increased by 37% to EUR 144 million reflecting both business growth and Aegon’s increased economic stake, while new life sales in China increased by 19% to EUR 103 million in 2023.

We have completed 76% of our current EUR 1.5 billion share buyback program (on February 23, 2023) and we have executed upon our planned de-leveraging. We have proposed a final dividend of 16 eurocents per share. On this basis, the total dividend paid for the full-year 2023 will be 30 eurocents, in line with our target and up 30% compared with 2022.

I am very proud of everything the teams have achieved in 2023, and I am grateful for all their work during another transformational year. We will continue to work hard executing our strategy in 2024. Our strong commercial performance, together with the important steps we took to realign our company, have given us a solid foundation on which to sustainably grow our dividend per share. We also look forward to presenting the strategy for our UK business in more depth during a teach-in session on June 25 this year.”

Please note that all comparisons are versus the second half of 2022 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 26.

March 1, 2024 2H23 results press release

Strategy

Aegon’s ambition is to build leading businesses that offer customers investment, protection and retirement solutions. Its portfolio of businesses includes wholly owned subsidiaries in the US and UK, and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining the strength of local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company. Aegon is taking significant steps to improve its performance and create sustainable value for all of its stakeholders.

Aegon’s businesses in the US have been divided into Financial Assets and Strategic Assets. The aim is to reduce Aegon’s exposure to Financial Assets and improve the predictability of capital generation from these assets. Aegon intends to, over time, reallocate capital from Financial Assets to growth opportunities in Strategic Assets, partnerships, and the global asset manager. Exposure to businesses outside of Aegon’s core focus has been largely eliminated over recent years, most recently with the divestment of the business in India, which was completed on February 23, 2024.

Throughout its transformation, Aegon aims to maintain a solid capital position in its business units and at the Holding. Through proactive risk management actions, Aegon is improving its risk profile and reducing the volatility of its capital ratios. This is underscored by the capital strength conveyed in this press release.

The next chapter in Aegon’s strategy is expected to lead to operating capital generation from its units of around EUR 1.2 billion, and of free cash flow of around EUR 800 million by 2025. Aegon aims to grow its dividend per share to around EUR 0.40 over 2025, barring unforeseen circumstances and subject to the necessary approvals. Gross financial leverage is expected to remain at around EUR 5 billion.

Transaction with a.s.r.

On July 4, 2023, Aegon announced the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r., and the beginning of its asset management partnership with a.s.r. The associated EUR 1.5 billion share buyback program was 54% completed on December 31, 2023, and is expected to be fully executed by June 30, 2024.

Redomiciliation to Bermuda and change of group supervisor

Following the closure of the transaction with a.s.r., Aegon no longer has a regulated insurance entity in the Netherlands. Under Solvency II rules, Aegon’s former group supervisor, the Dutch central bank, could no longer remain Aegon’s group supervisor. Following discussions in the college of supervisors, the Bermuda Monetary Authority (BMA) informed Aegon that it would become its group supervisor if the company were to move its legal domicile to Bermuda.

On September 30, 2023, Aegon’s Extraordinary General Meeting of Shareholders (EGM) approved the cross-border conversion of Aegon into a Bermuda Limited (Ltd.) company. After the completion of the EGM, the change of Aegon’s legal seat to Bermuda was effectuated and, as a result, the company became a Bermuda entity: Aegon Ltd. On October 1, 2023, the BMA became Aegon’s group supervisor.

March 1, 2024 2H23 results press release

Business update Americas

Aegon Americas				unaudited

Business update
USD millions	Notes	2H 2023	2H 2022%
Strategic Assets KPIs
World Financial Group (WFG)
Number of licensed agents (end of period)		73,719	62,637	18
Number of multi-ticket agents (end of period)		36,232	32,343	12
Transamerica’s market share in WFG (US Life)		64%	65%	(1)
Individual Life
Earnings on in-force (Individual Life excl. WFG and Universal Life)		340	269	26
New business strain		169	156	8
Retirement Plans
Earnings on in-force (Retirement Plans excl. SPGA annuities)		34	64	(47)
Written sales mid-sized plans		3,104	1,773	75
Net deposits/(outflows) mid-sized plans		179	(5,192)	n.m.
Individual Retirement Accounts AuA		10,408	8,413	24
General Account Stable Value AuA		11,074	10,052	10

Financial Assets KPIs
Operating capital generation		115	(26)	n.m.
Capital employed in Financial Assets (at operating level)		3,875	4,083	(5)
Variable Annuities dynamic hedge effectiveness ratio (%)[1]		99%	96%	3
NPV of LTC rate increases approved since end-2022		245	n/a	n/a

New business KPIs
Individual Solutions		253	232	9
Workplace Solutions		25	24	4

New life sales (recurring plus 1/10 single)	2,7	278	255	9
New premium production accident & health insurance		45	50	(10)
Individual Solutions		(3,914)	(4,358)	10
Workplace Solutions		(3,793)	(7,875)	52

Net deposits/(outflows)	7	(7,707)	(12,233)	37

1.	Dynamic Hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

March 1, 2024 2H23 results press release

Transamerica – Aegon’s business in the United States – has a long and proud history of making financial services available to the many, not just the few. The company aims to accelerate its growth and become America’s leading middle market life insurance and retirement company.

Business update Individual Solutions

To build the Individual Solutions business, Transamerica’s strategy focuses on two areas. First, Transamerica is investing further in World Financial Group (WFG), its wholly owned life insurance agency. Its ambition is to increase the number of WFG agents to 110,000 by 2027, while at the same time improving agent productivity. Second, Transamerica is investing in its product manufacturing capabilities and operating model to position its Individual Life insurance business for further growth, with distribution through both WFG and third parties.

World Financial Group

Driven by continued recruiting and training efforts, the number of WFG agents increased by 18% compared with year-end 2022 to 73,719 licensed agents at the end of 2023. Over the same period, agent productivity improved, with the number of multi-ticket agents – those selling more than one life policy per 12 months – increasing by 12% to 36,232 agents at year-end 2023. Transamerica’s market share in the WFG distribution channel in the US amounted to 64% in the second half of 2023, similar to the level observed in the second half of 2022, building on the consistent service experience for WFG agents and products tailored to the middle market.

New life sales

Transamerica targets around USD 750 million of annual new life sales by 2027. In the second half of 2023, the Individual Solutions business generated new life sales of USD 253 million, an increase of 9% compared with the prior year period. This represents the highest level of half-year sales volume in the past eight years; and 71% of those sales was generated by WFG. The increase in new life sales was driven by the indexed universal life product line, which is the main Transamerica product marketed by WFG. Increased sales in the brokerage channel supported growth of term life sales, while whole life sales were stable compared with the second half of 2022.

Individual Life – operating capital generation contributions

Transamerica aims to increase the earnings on in-force from Individual Life, excluding the contributions from WFG and the legacy Universal Life portfolio, to between USD 700 and 725 million for the full-year 2027. In the second half of 2023, earnings on in-force were USD 340 million, an increase of 26% compared with the prior year period, mainly reflecting a growing contribution from indexed universal life and traditional life products over recent years.

Capital requirements and acquisition costs related to increased new life sales drove an increase in new business strain, which represents a drag on the current period’s operating capital generation but results in future earnings on in-force. New business strain for Individual Life increased from USD 156 million in the second half of 2022 to USD 169 million in the current reporting period.

Net deposits

Net outflows for Individual Solutions amounted to USD 3.9 billion in the second half of 2023, compared with net outflows of USD 4.4 billion in the same period of 2022.

Net outflows for Mutual Funds improved from USD 1.6 billion in the second half of 2022 to USD 1.0 billion in the reporting period. Gross deposits decreased by 24% compared with the prior year period, due to investors preferring shorter term and less risky investments in the face of market uncertainty. This was more than offset by lower redemptions compared with the same period of 2022.

March 1, 2024 2H23 results press release

Net outflows in Variable Annuities amounted to USD 2.3 billion in the second half of 2023 compared with USD 2.1 billion in the prior year period, in line with expectations for this Financial Asset. Gross deposits in Variable Annuities nearly doubled to USD 0.9 billion in the second half-year of 2023, mainly from growing sales in registered index-linked annuities (RILA) and in products with limited guarantees. This was more than offset by higher surrenders, which nonetheless remained in line with long-term best estimates.

Net outflows in the run-off Fixed Annuities book amounted to USD 632 million in the second half of 2023, compared with net outflows of USD 572 million in the same period of last year. This was driven by higher surrender rates and withdrawals, although surrender rates remained below long-term best estimates.

Business update Workplace Solutions

In the Workplace Solutions business, Transamerica provides recordkeeping and investment services for US defined contribution plans, as well as advice to plan participants. The business aims to increase profitability by growing assets in the general account stable value proposition, focusing on mid-sized and pooled plans, and delivering managed advice and other ancillary products and services. This is expected to drive an increase in earnings on in-force from the retirement business to between USD 275 and 300 million in 2027.

Written sales of mid-sized plans

Written sales of mid-sized plans amounted to USD 3.1 billion in the second half of 2023, an increase of 75% compared with the prior year period. This was driven by growth in sales of both single employer plans and pooled plans.

Net deposits

Retirement Plans saw net continued outflows of USD 3.7 billion in the second half of 2023 compared with net outflows of USD 7.8 billion in the same period of the prior year. This change was driven by net deposits for mid-sized plans of USD 179 million in the reporting period compared with net outflows of USD 5.2 billion in the second half of 2022, which was impacted by the loss of a large multi-employer plan. Gross deposits of mid-sized plans decreased by USD 0.1 billion to USD 4.5 billion in the second half of 2023, due to lower recurring deposits following the aforementioned contract loss. Large-market plans reported net outflows of USD 4.4 billion compared with net outflows of USD 3.0 billion in the prior year period. While gross deposits increased in large-market plans due to higher takeover and recurring deposits, withdrawals increased from more contract discontinuances which led to overall net outflows. An increasing portion of eligible participant withdrawals were rolled over to Transamerica individual retirement accounts (IRAs), which generated USD 542 million of net deposits; this was also supported by asset consolidation and other customer retention efforts.

Account balances

Transamerica aims to grow and diversify revenue streams by expanding both the general account stable value product and IRAs to USD 16 billion and USD 18 billion of assets under management, respectively, by 2027. Assets under management in the general account stable value product increased by 10% from USD 10.1 billion at the end of 2022 to USD 11.1 billion on December 31, 2023. The general account stable value product provides principal protection for customers and is attractive in the current interest rate environment. IRA account balances increased by 24% compared with the end of 2022 to USD 10.4 billion on December 31, 2023, driven by efforts to retain assets from retirement plans, additional customer deposits, and favorable equity markets over the past year.

Retirement Plans – earnings on in-force

In the second half of 2023, the Retirement Plan business – excluding the single premium guaranteed annuities (SPGA) business – contributed USD 34 million of earnings on in-force. This was a decrease of USD 30 million compared with the prior year period, mainly due to higher employee and technology related expenses in the reporting period.

New life sales

New life sales in Workplace Solutions amounted to USD 25 million, 4% higher than the prior year period.

March 1, 2024 2H23 results press release

New premium production accident & health

For accident & health insurance, new premium production was USD 45 million, a decrease of 10% compared with the second half of 2022.

Business update Financial Assets – in-force management

Financial Assets are blocks of business that are capital intensive with relatively low returns on the capital employed. New sales for these blocks are limited and focus on products with higher returns and moderate risk profiles. Transamerica is actively managing variable annuities with interest rate sensitive riders, fixed annuities, SPGAs, the legacy universal life book, and long-term care portfolios as Financial Assets. Transamerica is taking in-force management actions on Financial Assets which are expected to reduce the capital employed by USD 1.2 billion, which, in addition to the assumed organic run-off, would lead to USD 2.2 billion of capital employed by year-end 2027.

Universal Life

The legacy Universal Life portfolio includes a portfolio of Secondary Guarantee Universal Life (SGUL) policies. In July 2023, Transamerica reinsured another USD 1.4 billion of SGUL statutory reserves to Wilton Re. The transaction reduced exposure to mortality risk and covered around 14,000 policies, representing 12% of the total reserves backing this product line. In total, the transaction generated USD 240 million of capital, of which USD 50 million comes from a reduction in required capital, in line with previous guidance.

Transamerica used this capital to further fund its ongoing management action of purchasing institutionally owned universal life policies in order to reduce the mortality risk of the overall portfolio. By 2027, Transamerica aims to have purchased 40% of the USD 7 billion face value of institutionally owned universal life policies that were in-force at the end of 2021. At the end of 2023, the company had purchased 23% of the face value of institutionally owned universal life policies, focusing on older age policies with large face amounts. Since inception in 2022, Transamerica has purchased policies for more than USD 800 million, and in the meantime used the proceeds from terminated policies to purchase further policies.

Variable Annuities

The portfolio of variable annuities with significant interest sensitive benefit riders is a legacy block that will run off over time, and that has been de-risked by dynamically hedging all guaranteed benefits embedded in the contracts. In the second half of 2023, the hedge program was 99% effective, continuing its strong track record of managing the financial market risks embedded in the guarantees. In the second half-year of 2023, the dynamic hedging program for the Variable Annuities guaranteed benefits was expanded to also hedge statutory lapse and mortality margins. This has reduced the sensitivity of the RBC ratio to equity markets further, and has released around USD 80 million of capital employed with minimal impact on future operating capital generation.

Fixed Annuities

The fixed annuities portfolio is a Financial Asset that will run off relatively quickly over time. In the second half of 2023, Transamerica reinsured a portfolio of Fixed Deferred Annuities with USD 4.6 billion of reserves from Transamerica Life Insurance Company (TLIC) to a new affiliated Bermuda-based reinsurance entity. This will allow the block to be managed under a more market consistent framework, and is expected to reduce capital volatility. The new Bermuda-based entity also provides strategic flexibility with respect to future Financial Assets management actions.

Long-term care

Transamerica is actively managing its long-term care business, primarily through premium rate increase programs. The company continues to work with state regulators to get pending and future actuarially justified rate increases approved. At the 2023 CMD, Aegon announced its intention to achieve an additional net present value of USD 700 million of premium rate increases. The total value of state approvals for premium rate increases achieved since the beginning of 2023 amounts to USD 245 million, which is 35% of the new target.

March 1, 2024 2H23 results press release

Operating capital generation from Financial Assets

Financial Assets had USD 3.9 billion of capital employed on December 31, 2023, a decrease of USD 0.2 billion compared with December 31, 2022, mainly driven by favorable market impacts in the variable annuities portfolio and the expansion of the dynamic hedging program for the Variable Annuities guaranteed benefits to include the lapse and mortality margins.

Operating capital generation in the reporting period amounted to USD 115 million for Financial Assets. This compares favorably with a negative USD 26 million operating capital generation from Financial Assets in the second half of 2022. In the second half of 2023, the contribution from the Universal Life book was less negative than in the prior year period benefiting from management actions, despite unfavorable mortality claims experience in this half-year. Long-term care operating capital generation benefited from favorable morbidity claims experience, as well as a favorable change in release of required capital as a result of lower premiums and incurred claims. The other Financial Assets contributed positively to operating capital generation as well.

March 1, 2024 2H23 results press release

Business update United Kingdom

Aegon United Kingdom				unaudited

Business update
GBP millions	Notes	2H 2023	2H 2022%
Retail platform		(1,921)	(811)	(137)
Workplace Solutions platform		308	1,116	(72)

Total platform business		(1,613)	306	n.m.
Traditional products		(672)	(461)	(46)

Total platform and traditional business		(2,285)	(155)	n.m.
Institutional		(533)	(1,195)	55

Total net deposits/(outflows)	7	(2,818)	(1,351)	(109)
New life sales (recurring plus 1/10 single)	2,5,7	—	11	n.m.

Strategic KPIs
Annualized revenues gained/(lost) on net deposits		(9.5)	(5.0)	(91)
Platform expenses / AuA (bps)		24 bps	21 bps

In the United Kingdom, Aegon aims to become the leading digital platform provider in the workplace and retail markets, and to drive forward its pension and investment propositions for the benefit of all of its customers, advisers, and employers.

Strategic developments

In August, Aegon announced an extension of its strategic partnership with Nationwide Building Society (NBS), under which NBS’ financial planning teams moved to Aegon UK. In addition, Aegon UK will continue to provide the platform on which NBS members manage their investments. The transaction, which supports Aegon’s strategy to focus on its core Retail and Workplace platform activities in the UK, was completed on February 1, 2024.

Business update

Net deposits

Net deposits in the Workplace segment of the platform amounted to GBP 308 million in the second half of 2023 compared with net deposits of GBP 1,116 million in the same period of 2022. The reduction was driven by the anticipated departure of a large, low margin scheme of GBP 0.9 billion. This was a partial offset to continued elevated levels of inflows due to the onboarding of new schemes and higher net deposits on existing schemes. For Retail, net outflows amounted to GBP 1,921 million in the second half of 2023 compared with net outflows of GBP 811 million in the prior year period. This reflects a continued reduction of customer activity due to the current macro-economic environment, as well as an industry-wide reduction of transfers from defined benefit to defined contribution pensions.

Net outflows in Traditional products amounted to GBP 672 million compared with net outflows of GBP 461 million in the same period of 2022, as this book gradually runs off. Net outflows in the second half of 2023 increased compared with the same period of 2022 in part due to anticipated scheme exits. For the Institutional business, net outflows amounted to GBP 533 million in the second half of 2023, whereas net outflows in the same period of 2022 amounted to GBP 1,195 million due to the exit of a large client. The Institutional business is low-margin and net deposits for this business can be lumpy.

Annualized revenues gained / (lost) on net deposits

Annualized revenues lost on net deposits amounted to GBP 10 million for the second half of 2023, predominantly due to the run-off of the traditional product portfolio in addition to net outflows in the Retail channel. This more than offset annualized revenues gained in the Workplace channel.

March 1, 2024 2H23 results press release

Platform expenses as a percentage of assets under administration

Platform expenses as a percentage of assets under administration (AuA) amounted to 24 basis points in the second half of 2023, and increased compared with the same period in 2022. This was mostly driven by higher employee and administration expenses which more than offset the impact from higher assets under administration, which were predominantly due to favorable markets.

March 1, 2024 2H23 results press release

Business update International

Aegon International				unaudited

Business update
EUR millions	Notes	2H 2023	2H 2022%
Spain & Portugal		21	25	(19)
China		22	41	(47)
Brazil		85	62	38
TLB and others		11	2	n.m.

New life sales (recurring plus 1/10 single)	2,7	139	130	6
New premium production accident & health insurance		36	20	81
New premium production property & casualty insurance		31	34	(9)

In Spain & Portugal, China and Brazil, Aegon is investing in profitable growth. Transamerica Life Bermuda (TLB) is classified as a Financial Asset, for which Aegon is maximizing its value through active in-force management, disciplined risk management, and capital management actions, while continuing to make profitable sales on a selective basis. Its closed block of universal life insurance liabilities is reinsured by Transamerica.

Strategic developments

In line with Aegon’s strategy to invest in growth assets where it can achieve the highest returns for its shareholders, Aegon has increased its economic stake in its Brazilian life insurance partnership, Mongeral Aegon Group, from 54.9% to 59.2%.

In July 2023, Aegon announced the sale of its 56.1% stake in its associate in India, Aegon Life Insurance Company, to Bandhan Financial Holdings Limited, an Indian financial services company. This transaction was completed on February 23, 2024.

Business update

New life sales

New life sales increased to EUR 139 million, up 6% compared with the second half of 2022.

•

New life sales in Spain & Portugal decreased by EUR 5 million to EUR 21 million due to the divestment of Aegon’s stake in its joint venture with Liberbank, as well as lower sales in Santander Life, driven by increased interest rates.

•	New life sales in China decreased by EUR 19 million to EUR 22 million, mostly driven by the negative impact of a new pricing regulation related to insurance products with guaranteed interest rates.

•

New life sales in Brazil increased by EUR 23 million to EUR 85 million, mainly driven by continued business growth in both group and individual products, while also reflecting Aegon’s increased economic stake.

•	For TLB and others, new life sales grew to EUR 11 million, an increase of EUR 9 million compared with the second half of 2022, driven by higher indexed universal life sales in Singapore from TLB.

New premium production for non-life business

New premium production for accident & health insurance amounted to EUR 36 million, an increase of 81% compared with the second half of 2022, driven by business growth in all Spanish sales channels, in particular from health products.

New premium production for property & casualty insurance decreased by 9% to EUR 31 million driven by Spain & Portugal from reduced sales of lower margin funeral products, while higher interest rates led to lower demand for mortgages resulting in fewer household policies being sold.

March 1, 2024 2H23 results press release

Business update Asset Management

Aegon Asset Management				unaudited

Business update
EUR millions	Notes	2H 2023	2H 2022%
General Account		1,884	(3,513)	n.m.
Affiliate		(375)	889	n.m.
Third Party		(47)	(3,399)	99

Global Platforms		1,462	(6,022)	n.m.
Strategic Partnerships		(2,112)	110	n.m.

Net deposits/(outflows)	7	(650)	(5,912)	89

Strategic KPIs
Annualized revenues gained/(lost) on net deposits - Global Platforms		—	(13.0)	n.m.
General Account		70,024	91,457	(23)
Affiliate		39,674	61,174	(35)
Third Party		139,821	83,045	68

Global Platforms		249,519	235,677	6
Strategic Partnerships		55,483	57,429	(3)

Assets under Management		305,002	293,106	4

Aegon Asset Management (Aegon AM) aims to improve efficiency and drive growth through third-party assets, and by increasing the share of proprietary investment solutions in its affiliate business.

Strategic developments

In July 2023, Aegon AM announced an extension of its asset management joint-venture agreement with La Banque Postale (LBP) AM through 2035. Furthermore, Aegon AM participated in LBP AM’s capital raising to support the acquisition of La Financière de l’Echiquier. The extension of the joint-venture agreement, as well as the participation in the capital raising, fits Aegon’s strategy of investing in – and growing – its various successful joint ventures.

In July, Aegon also announced the completion of the transaction with a.s.r. and the beginning of its related asset management partnership. Aegon AM now manages the illiquid investments that are part of the general account of the combined businesses, as well as a.s.r.’s mortgage funds and the PPI assets of Aegon Cappital. The partnership strengthens Aegon AM’s position as a provider of distinct capabilities in retirement-related investment solutions, alternative fixed income investments and responsible investing, and is expected to be revenue and earnings accretive.

Aegon AM has decided to further simplify its activities in Global Platforms to improve efficiency and profitability. Focus lies on three core competencies: growth in real assets and alternative fixed income assets, being a recognized leader in responsible investing and helping partners with retirement and fiduciary solutions to build market leading retirement platforms. As a result, Aegon AM is rationalizing its product set and has taken cost reduction measures.

Business update

Net deposits

Third-party net outflows in Global Platforms amounted to EUR 47 million in the second half of 2023 compared with net outflows of EUR 3,399 million in the same period of 2022. Outflows of two large clients in the third quarter were broadly offset by net deposits in the fourth quarter, driven by a new fiduciary client and inflows in fixed income products.

March 1, 2024 2H23 results press release

Net outflows in Strategic Partnerships amounted to EUR 2,112 million in the second half of 2023 compared with net inflows of EUR 110 million in the same period last year, and were driven by net outflows from LBP AM following significant withdrawals of low-margin business from a former shareholder. Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC), also recorded net outflows, due to continued weak investor sentiment in China.

Net deposits from the general account amounted to EUR 1,884 million in the second half of 2023, compared with net outflows of EUR 3,513 million in the prior year period when rising interest rates led to redemptions.

Net outflows from affiliates amounted to EUR 375 million in the second half of 2023 compared with net inflows of EUR 889 million in the same period of 2022 and were driven by the gradual run-off of the traditional insurance book in the UK.

Annualized revenues gained / (lost) on net deposits

Annualized revenues lost on net deposits for Global Platforms amounted to EUR 0.1 million in the second half of 2023, driven by a less favorable asset mix.

Assets under management

Assets under management increased by EUR 12 billion compared with December 31, 2022, to EUR 305 billion. The impact of favorable markets and the positive balance of assets exchanged between Aegon AM and a.s.r. more than offset unfavorable currency impacts and third-party net outflows.

Following the closure of the transaction with a.s.r., the assets managed by Aegon AM that previously related to Aegon the Netherlands’ General Account (EUR 17.8 billion) and Affiliates (EUR 24.4 billion) are now recorded as Third-party assets. Furthermore, as part of the asset management partnership, Aegon AM and a.s.r. have exchanged assets, whereby Aegon AM has taken over the management of EUR 16.2 billion of illiquid assets and a.s.r.’s mortgage funds, and Aegon AM has transferred to a.s.r. EUR 9.6 billion of core fixed income assets.

March 1, 2024 2H23 results press release

Capital position

Aegon Ltd.				unaudited

Main capital ratios
in millions	Notes	2023 Dec. 31	2023 Jun. 30%
United States (USD)
Available capital		8,106	8,280	(2)
Required capital		1,878	1,939	(3)

US RBC ratio		432%	427%

Scottish Equitable plc (UK) (GBP)
Own funds		2,220	1,920	16
SCR		1,190	1,154	3

UK SE Solvency II ratio		187%	166%

Aegon Ltd. (EUR)
Eligible own funds		14,250	16,401	(13)
Consolidated Group SCR		7,366	8,117	(9)

Group solvency ratio		193%	202%

Aegon Ltd.				unaudited

Capital generation
EUR millions	Notes	2H 2023	2H 2022%
Earnings on in-force		607	480	27
Release of required		303	352	(14)
New business strain		(370)	(407)	9

Operating capital generation ¹		540	425	27
One-time items ¹		653	(488)	n.m.
Market impacts		30	(675)	n.m.

Capital generation		1,222	(738)	n.m.

1.	Operating capital generation from Aegon the Netherlands is recorded as one-time item until 1H 2023. The impact as a result of the transaction with a.s.r. is included in the 2H 2023 capital generation.

Aegon Ltd.				unaudited

Operating capital generation
EUR millions	Notes	2H 2023	2H 2022%
Americas		428	338	27
United Kingdom		87	78	11
International		108	120	(10)
Asset Management		38	35	7

Operating capital generation before Holding and other activities		660	570	16
Holding and other activities		(120)	(145)	17

Operating capital generation after Holding and other activities		540	425	27

March 1, 2024 2H23 results press release

Aegon Americas				unaudited

Capital generation
USD millions	Notes	2H 2023	2H 2022%
Earnings on in-force		630	409	54
Release of required		143	208	(31)
New business strain		(309)	(273)	(13)

Operating capital generation		464	343	35
One-time items		(50)	(698)	93
Market impacts		48	(147)	n.m.

Capital generation		461	(501)	n.m.
Strategic Assets		349	369	(5)
Financial Assets		115	(26)	n.m.

Operating capital generation		464	343	35

Aegon Ltd.				unaudited

Cash Capital at Holding
EUR millions	Notes	2H 2023	2H 2022%
Beginning of period		1,315	1,680	(22)
Americas		258	293	(12)
United Kingdom		57	59	(4)
International		89	75	18
Asset Management		75	8	n.m.
The Netherlands		—	70	n.m.
Dividend received from a.s.r.		68	—	n.m.
Holding and other activities		—	—	n.m.

Gross remittances		546	506	8
Funding and operating expenses		(118)	(121)	3

Free cash flow		429	385	11
Divestitures and acquisitions		2,201	157	n.m.
Capital injections		(28)	(5)	n.m.
Capital flows from / (to) shareholders		(1,092)	(613)	(78)
Net change in gross financial leverage		(500)	—	n.m.
Other		63	10	n.m.

End of period		2,387	1,614	48

Maintaining a strong balance sheet is a prerequisite for Aegon to achieve its financial and strategic objectives. It allows the company to build leading, advantaged businesses that create value for its customers, shareholders, and other stakeholders. Aegon has a clear capital management framework in place that informs its capital deployment decisions. This framework is based on maintaining an adequate capitalization of its business units, Cash Capital at Holding, and gross financial leverage.

March 1, 2024 2H23 results press release

Capital ratios

US RBC ratio

The estimated RBC ratio in the US increased from 427% on June 30, 2023, to 432% on December 31, 2023, and remained above the operating level of 400%. During the second half of 2023, market movements had a 5%-point positive impact on the RBC ratio, mainly from tightening credit spreads and interest rates movements. One-time items and management actions had a negative impact of 10%-points for the second half-year of 2023, driven by three elements. First, the set-up of a Bermuda affiliated reinsurance entity – required capital funded by Transamerica Life Insurance Company (TLIC), and the subsequent reinsurance of a block of Fixed Deferred Annuities had a negative impact. Second, management actions announced at Aegon’s 2023 CMD and executed in the second half of 2023 reduced the RBC ratio by 7%-points, in line with previous guidance. Third, other smaller one-time items on balance had an unfavorable impact. The negative impact of these three elements was partly offset by the recognition of the statutory available and required capital of two captive insurance companies in TLIC’s capital position. Operating capital generation contributed favorably to the US RBC ratio and was only partly offset by remittances to the Holding.

UK Solvency II ratio

The estimated UK Solvency II ratio for Scottish Equitable Plc increased from 166% on June 30, 2023, to 187% on December 31, 2023, and remained above the operating level of 150%. This was driven by a regulatory change in the UK that lowered the risk margin and thereby increased the available capital, which increased the ratio by 28%-points. The annual assumption update and market movements both had a slight negative impact on the ratio. A positive impact from operating capital generation more than offset the impact from remittances to the Holding.

Group solvency ratio

The estimated group solvency ratio decreased from 202% on June 30, 2023, to 193% on December 31, 2023. This was mainly a reflection of the a.s.r. transaction – including the consolidation methodology – and the associated share buyback, following the completion of the transaction on July 4, 2023. Capital generation after holding expenses amounted to EUR 1.2 billion, and was partly offset by the deduction of the proposed 2023 final dividend. Market movements had a slight positive impact of EUR 30 million. One-time items were favorable at EUR 653 million, and notably included the impact of the regulatory change regarding the risk margin in the UK, while also reflecting impacts from the a.s.r. stake, in line with previous guidance.

Aegon’s group solvency ratio published today is the first since Aegon’s legal domicile transferred to Bermuda on 1 October 2023. Consequently, group supervision moved from the Dutch Central Bank (DNB) to the Bermuda Monetary Authority (BMA). As previously announced, Aegon expects its group solvency ratio and surplus under the Bermuda solvency framework to be broadly in line with that under the Solvency II framework during a transition period until the end of 2027.

Operating capital generation

Operating capital generation for Aegon amounted to EUR 540 million after holding funding and operating expenses, compared with EUR 425 million in the second half of 2022. Earnings on in-force amounted to EUR 607 million, an increase of 27% compared with the second half-year of 2022. This was driven by Aegon’s US business and reflects the growth of Strategic Assets and the impact from previous management actions on Financial Assets. US claims experience overall in the second half of 2023 was comparable with the same period in 2022 with improvements in morbidity claims experience offsetting more unfavorable mortality claims experience. Release of required capital amounted to EUR 303 million, a decrease of EUR 49 million compared with the prior year period, mainly due to a one-time additional release related to a Retirement Plans contract discontinuance in the US at the end of 2022. New business strain amounted to EUR 370 million, a decrease of EUR 37 million compared with the second half of last year. The increase in the new business strain from the Americas as a consequence of writing more profitable new business was more than offset by a decrease in new business strain from the UK and International. In the UK, this reflected the sale of the protection book and a change in business mix. For International this was driven by a change in business mix towards health products in Spain, which required less new business strain.

March 1, 2024 2H23 results press release

Holding funding and operating expenses amounted to EUR 120 million, which is an improvement of EUR 25 million compared with the prior year period. This decrease was driven by higher returns on Cash Capital at Holding due to both higher short-term interest rates and a higher balance due to the completion of the a.s.r. transaction.

Cash Capital at Holding and free cash flow

Aegon’s Cash Capital at Holding increased during the second half of 2023 from EUR 1,315 million to EUR 2,387 million. This increase was largely due to EUR 2.2 billion of cash proceeds from completing the transaction with a.s.r., as announced on July 4, 2023. The capital returns to shareholders totaled EUR 1.1 billion, and consisted of the payment of the 2023 interim dividend of EUR 263 million, and EUR 829 million related to the share buyback program that was launched upon the completion of the a.s.r. transaction. Furthermore, in December a EUR 500 million senior bond matured and was redeemed. Free cash flow amounted to EUR 429 million and included a special remittance of EUR 75 million from AIFMC, Aegon’s Chinese asset management joint venture, as well as the a.s.r. interim dividend. Other items combined had a positive impact of EUR 34 million.

Final dividend 2023

Aegon aims to pay a sustainable dividend to allow equity investors to participate in the company’s performance. The Board of Directors will, in the absence of unforeseen circumstances, propose a final dividend for 2023 of EUR 0.16 per common share at the Annual General Meeting of Shareholders to be held on June 12, 2024. Although not formally required under Aegon’s current bye-laws, Aegon has decided to make the approval of the 2023 final dividend subject to a binding vote at the June 12, 2024, general meeting. This is because Aegon will be proposing to amend its bye-laws at that same general meeting to include, amongst other things, a binding vote on the approval of final dividends, as previously announced. If approved, and in combination with the interim dividend of EUR 0.14 per share paid over the first half of 2023, Aegon’s total dividend over 2023 will amount to EUR 0.30 per common share. This represents an increase of EUR 0.07 or 30% compared with the total dividend per common share over 2022.

If the proposed dividend is approved by shareholders, Aegon’s shares will be quoted ex-dividend on June 14, 2024. The record date for the dividend will be June 17, 2024, and the dividend will be payable as of July 8, 2024.

Share buyback program

On July 6, 2023, Aegon announced the beginning of a EUR 1.5 billion share buyback program. This program followed the completion of the combination of its Dutch pension, life and non-life insurance, banking, and mortgage origination activities with a.s.r. As previously communicated, the share buyback program is expected to be completed on or before June 30, 2024, barring unforeseen circumstances.

On December 31, Aegon had completed 54% of the total EUR 1.5 billion share buyback program; while on February 23, 2024, Aegon had completed 76%. In line with its previously announced intention, Aegon has canceled shares in December 2023. Aegon canceled 330 million shares (consisting of both Common and Common shares B), and has 2,204,486,152 shares that are currently issued (consisting of 1,814,726,912 Common shares and 389,759,240 Common shares B).

March 1, 2024 2H23 results press release

Results overview

Aegon Ltd.				unaudited

Results overview
EUR millions	Notes	2H 2023	2H 2022%
US Individual Solutions		354	631	(44)
US Workplace Solutions		125	197	(36)

Americas		479	828	(42)
United Kingdom		103	118	(13)
Spain & Portugal		45	55	(18)
China (ATHTF)		6	13	(52)
Brazil		25	14	81
TLB		28	44	(36)
Other		(4)	(10)	59

International		100	115	(13)
Global Platforms		12	21	(44)
Strategic Partnerships		59	55	8

Asset Management		71	75	(6)
Holding and other activities		(72)	(131)	45

Operating result	1	681	1,005	(32)

Fair value items		65	(202)	n.m.
Realized gains/(losses) on investments		(564)	(345)	(63)
Net impairments		4	(38)	n.m.

Non-operating items		(495)	(585)	15
Other income/(charges)	4	(270)	(1,265)	79

Result before tax		(85)	(845)	90
Income tax		85	(110)	n.m.

Net result		—	(954)	n.m.

Interest on financial leverage classified as equity after tax		(24)	(20)	(19)

Net result after interest on financial leverage classified as equity		(24)	(974)	98

Average common shareholders’ equity		7,682	9,918	(23)
Return on Equity[1]	3	14.1%	14.9%
Americas		788	713	11
United Kingdom		189	184	3
International		62	63	(1)
Asset Management		191	182	5
Holding and other activities		67	62	8

Addressable expenses [2]	6	1,298	1,203	8

Operating expenses		1,535	1,514	1

[1]	Operating result after tax and after interest on financial leverage classified as equity / average common shareholders’ equity
[2]	Addressable expenses for all reporting periods are reported at constant currency at the current period YTD foreign exchange rate.

March 1, 2024 2H23 results press release

Aegon Americas				unaudited

Operating result
USD millions	Notes	2H 2023	2H 2022%
Operating result non-insurance business		190	209	(9)

Release of CSM		404	507	(20)
Release of Risk Adjustment		89	92	(3)
Experience variance on claims		(104)	(114)	8
Experience variance on expenses		(39)	24	n.m.
Experience variance - other (i.e. premium/acquisition costs)		(36)	(36)	n.m.
Onerous contracts		(82)	(86)	5

Insurance service result		231	386	(40)
Insurance investment return on assets (incl. surplus assets, excl. SA assets)		1,683	1,713	(2)
Investment expenses on liabilities (net of reinsurance)		(1,483)	(1,375)	(8)

Insurance net investment result		200	338	(41)
Other insurance result		(102)	(85)	(20)
Operating result insurance business		329	639	(49)

Operating result	1	519	848	(39)

Aegon Ltd.				unaudited

New business
EUR millions	Notes	2H 2023	2H 2022%
New business value ¹
Americas		201	195	3
The Netherlands		—	8	n.m.
United Kingdom		18	29	(37)
International		47	39	19

Group new business value		266	271	(2)
Americas		159	168	(5)
The Netherlands		—	8	n.m.
United Kingdom		9	11	(21)
International (Spain & Portugal, TLB)		(3)	3	n.m.

IFRS new business value[2]		165	190	(13)
MCVNB - Americas (Retirement Plans)		42	27	54
MCVNB - United Kingdom		9	18	(47)
MCVNB - International (Spain & Portugal short-term insurance business, China and Brazil)		49	37	35

MCVNB		100	81	23

1.	New business value reflects the sum of the IFRS new business value and MCVNB.
2.

IFRS new business value is calculated as the sum of the new business contractual service margin and new onerous contracts, after reinsurance and tax. The IFRS new business value for Americas and International in this table excludes the internal reinsurance of the universal life portfolio of TLB executed in 3Q 2022.

March 1, 2024 2H23 results press release

Operating result

Aegon’s operating result decreased by 32% compared with the second half of 2022 to EUR 681 million, mostly driven by the Americas, and reflects previously executed management actions and one-time benefits in the prior year.

Americas

The operating result from the Americas decreased by 42% to EUR 479 million in the second half of 2023, from EUR 828 million in the same period in 2022. In local currency, the operating result from the Americas decreased by 39% to USD 519 million in the second half-year of 2023. This decrease was partly driven by the insurance net investment result decreasing by USD 138 million to USD 200 million due to lower asset levels, a reinsurance transaction, and non-recurring benefits in the prior year period. In addition, the contribution of the release of Contractual Service Margin (CSM) and Risk Adjustment was USD 107 million lower compared with the second half of 2022, about half of which related to a non-recurring item from IFRS17 methodology updates. The experience variance on expenses was unfavorable by USD 39 million. About USD 25 million of this relates to recurring expenses which Aegon plans to report as Other insurance result going forward. Unfavorable claims and policyholder experience adjustments of USD 210 million in the second half of 2023 were at a similar level compared with the second half of 2022. New business from onerous contracts amounted to USD 12 million, up USD 5 million from the prior year period. The Other insurance result reflects mainly expenses not directly related to the issuance and maintenance of insurance contracts. For the second half of 2023, this amounted to a charge of USD 102 million compared with a charge of USD 85 million in the prior year period. The operating result for non-insurance business decreased by 9% to USD 190 million compared with the prior year period, mostly driven by higher expenses in Retirement Plans, partly offset by growth of earnings from WFG.

In Individual Solutions, the operating result decreased to USD 383 million in the second half of 2023, a decrease of USD 263 million compared with the prior year period.

Half of this decrease was driven by a net investment result of USD 176 million that was USD 126 million lower in the second half-year of 2023 compared with the prior year period. This decrease was the result of several factors:

•	Asset levels in Financial Assets decreased as a result of management actions taken, including the reinsurance of a universal life portfolio to Wilton Re at the beginning of the reporting period.

•	A model update resulted in a non-recurring USD 50 million benefit in the net investment result in the second half of 2022.

•

In addition, interest accretion on Individual Life liabilities increased over the period, driven by growth in Strategic Assets. This growth was partly offset by a decrease in interest accretion in Financial Assets as the book runs off. The lower interest accretion in Financial Assets includes a favorable one-time impact of USD 28 million related to a methodology update in fixed and variable annuities.

The reinsurance of the universal life portfolio and the assumption changes in Individual Health in the first half of the year lowered the CSM and Risk Adjustment balances. The related CSM and Risk Adjustment releases decreased by a combined USD 44 million contributing to the decrease of the Individual Solutions operating result as well.

Mortality claims experience was USD 116 million unfavorable with half of the experience resulting from a few policies with unusually large face amounts. Morbidity claims payment experience that is reflected in the operating result was USD 21 million worse than expected, however better than expected claim terminations and claims incidence experience increased future profits as reflected in the CSM, which increased by USD 121 million. The remaining unfavorable experience adjustments of USD 60 million were attributable to the impact of other policyholder behavior on onerous contracts.

WFG’s operating result increased by USD 16 million compared with the prior year period to USD 82 million in the second half of 2023. This came as a result of continued growth of revenues following more sales from a growing number of agents. For the full-year, WFG increased its operating result by 31% to USD 161 million.

March 1, 2024 2H23 results press release

In Workplace Solutions, the operating result decreased by USD 67 million compared with the prior year period to USD 135 million in the second half of 2023. The run-off of the Single Premium Group Annuities portfolio contributed to the decrease of the operating result. The non-insurance operating result of Retirement Plans decreased by 28% to USD 61 million, mainly driven by a USD 20 million benefit from a modelling update reflected in the second half of 2022 that did not re-occur in the second half-year of 2023. The Retirement Plans business was also negatively impacted by higher employee and technology expenses in the second half of 2023, which are expected to persist. The decrease in the operating result was partly offset by a benefit from higher investment income on general account stable value investments in the current reporting period. In addition, the experience adjustments of USD 13 million in Workplace Solutions were more unfavorable in the reporting period compared with the second half of 2022, and arose mainly from unfavorable lapse experience in Workplace Health products.

United Kingdom

The operating result from the UK decreased by 13% compared with the second half-year of 2022 to EUR 103 million. In local currency, the operating result decreased by 12%, over the same period to GBP 89 million. The decrease is mainly a consequence of the sale of the protection business to Royal London, which mainly manifests itself as a reduced release of CSM. Inflationary pressures on expenses resulted in higher losses in the fee business, but also led to a decrease of the operating result in the unit-linked insurance business as expenses were higher than reflected in the expense assumptions. These negative impacts were partly offset by the impact of higher interest rates, which benefited the investment results.

International

The operating result from the International segment decreased by 13% to EUR 100 million in the second half of 2023 compared with the second half of 2022. This was mainly driven by TLB, as the second half of 2022 included a one-time benefit related to the reinsurance transaction with Transamerica. Spain also showed a decline in operating result due to growth of the health business being more than offset by unfavorable claims experience, the sale of the 50% stake in the Spanish insurance joint venture with Liberbank in 2022, and a favorable one-time item in the prior year period. The operating result in China decreased mainly due to higher reinsurance expenses, while also reflecting the impact of lower sales. There was a partial offset from a higher operating result in Brazil resulting from business growth, favorable claims experience, and an increase of Aegon’s economic stake in the joint venture. The announced sale of the business in India also increased the operating result as the loss generated by this business is now reported under Other charges.

Asset Management

The operating result from Aegon AM amounted to EUR 71 million in the second half of 2023, a decrease of 6% compared with the same period of 2022, driven by Global Platforms. While the asset management partnership with a.s.r. and the expansion of the CLO business had a positive impact on the operating result, this was more than offset by a difference in the timing of recognition of employee expenses. Strategic Partnerships showed improved earnings, driven by the expansion of the LBP AM joint venture. This was partially offset by lower operating results from AIFMC – Aegon’s Chinese asset management joint venture. Net outflows at AIFMC drove lower asset balances and the business experienced margin pressure following a regulatory change. Currency movements further negatively impacted the result.

Holding

The operating result from the Holding was a loss of EUR 72 million, and mainly reflects funding and operating expenses. The result from the Holding improved by EUR 59 million compared with the second half of 2022 driven by higher returns on Cash Capital at Holding due to both higher interest rates and a higher balance, and an unfavorable one-time item in the prior year period.

Non-operating items

The loss from non-operating items amounted to EUR 495 million in the second half of 2023, mainly due to realized losses on investments.

March 1, 2024 2H23 results press release

Fair value items

Fair value items were a gain of EUR 65 million, mainly driven by the Americas and the Holding, with a partial offset from fair value losses in the UK.

In the Americas, fair value gains amounted to EUR 59 million in the second half of 2023. Gains from the dynamic hedging of the Variable Annuities riders amounted to EUR 123 million, which more than offset market-related unfavorable impacts of EUR 41 million from onerous Variable Annuities contracts. Market impacts on IUL (Indexed Universal Life) hedging resulted in a net gain of EUR 18 million driven by a mismatch between the asset returns and the projected crediting rate methodology. Fair value investments amounted to a loss of EUR 43 million, mainly driven by the underperformance of alternative investments.

For the Holding, fair value gains amounted to EUR 51 million and included hedge results related to Aegon’s debt instruments. In the UK, fair value items amounted to a loss of EUR 36 million in the second half of 2023 and reflect the negative revaluations of hedges used to protect the solvency position.

Realized losses on investments

Realized losses on investments amounted to EUR 564 million and were driven by the Americas. There, realized losses on investments amounted to EUR 586 million, which were fully offset by gains in Other Comprehensive Income and had no impact on shareholders’ equity. This was driven in part by the sale of assets in the context of the reinsurance of a universal life portfolio to Wilton Re and in part as a consequence of management actions to preserve existing tax benefits.

Net impairments

Net recoveries amounted to EUR 4 million. These were driven by EUR 2 million of net recoveries in both the Americas and in International.

Other charges

Other charges amounted to EUR 270 million, and were driven by the Americas.

Other charges in the Americas amounted to EUR 387 million in the second half of 2023. These were driven by charges of EUR 258 million related to assumption and model updates, the majority of which were related to the regular annual expense assumption review in the fourth quarter of 2023 reflecting recent expense experience. In addition, other charges included EUR 129 million of restructuring charges, investments related to the Life operating model, and adjustment to litigation provisions to account for settlements in the second half of 2023.

The result from the completion of the transaction with a.s.r. and Aegon’s resulting stake in a.s.r. led to an Other income of EUR 155 million in the second half of 2023.

Net result

The result before tax amounted to a loss of EUR 85 million, as the operating result is more than offset by the Other charges and non-operating items. The tax benefit for the quarter period amounts to EUR 85 million and includes recurring beneficial impacts such as the dividend received deduction and tax credits in the United States. The net result therefore was EUR 0 million.

Expenses

Addressable expenses increased by EUR 95 million on a constant currency basis when compared with the second half of 2022, to EUR 1,298 million. This is mainly driven by increased expenses in the Americas, and reflects higher expenses related to the Life operating model including the insourcing of various functions following the strategy announced at the 2023 CMD, and an increase of variable compensation accruals.

March 1, 2024 2H23 results press release

Operating expenses increased by 1% compared with the second half of 2022 to EUR 1,535 million. A favorable impact from currency movements and a significant reduction in IFRS 17 project expenses were more than offset by the aforementioned higher addressable expenses and higher restructuring charges, mostly driven by investments in Transamerica’s operating model.

New business value

With the introduction of IFRS 17, Aegon uses two measures for valuing new business. For longer-term products accounted for under IFRS 17, Aegon calculates an “IFRS new business value,” which is defined as the CSM added as a result of writing profitable new life insurance business, offset by the loss associated with any new onerous contracts issued, both after tax and reinsurance. For other products for which Aegon has traditionally reported a market consistent value of new business (MCVNB) but are not captured by IFRS new business value, Aegon continues to calculate an MCVNB. The two measures combined comprise new business value.

Aegon’s total new business value amounted to EUR 266 million in the second half of 2023 and compared with EUR 271 million in the second half of 2022. In the second half of 2023, it included IFRS new business value of EUR 165 million, and market consistent value of new business of EUR 100 million. While overall MCVNB improved mainly in US Retirement Plans, IFRS new business value declined due to the sale of Aegon the Netherlands, and a decrease in the US from currency translation impacts.

Americas

The new business value in the US amounted to EUR 201 million, an increase of 3% compared to the second half of 2022. In local currency, there was an increase of 10% to USD 218 million of new business value in the second half of 2023. The market consistent value of new business for Retirement Plans increased from EUR 27 million in the second half of 2022 to EUR 42 million in the reporting period, as a result of higher written sales for mid-sized plans and more assets being deposited in investment solutions, such as IRA products. Over the same period, the IFRS new business value increased in local currency by 1% to USD 173 million, but decreased by 5% to EUR 159 million in the second half of 2023 due to unfavorable currency translation. The development in the business was driven by sales growth and improved pricing of new Registered Index Linked Annuities (RILA) and other Variable Annuities policies with limited interest rate sensitivity, as well as growth from Individual Life, and was partly offset by the discontinuation of writing new individual health policies.

United Kingdom

In the UK, total new business value amounted to EUR 18 million in the second half of 2023, a decrease of EUR 11 million compared with the second half of 2022.

IFRS new business value amounted to EUR 9 million in the second half of 2023, a decrease of EUR 2 million compared with the second half of 2022. New business generated during the period was driven by upgrades of traditional products to the digital platforms, which will reduce over time. The majority of the new business generated on the core platform businesses is not reported under IFRS 17.

The market consistent value of new business for the pension business of the UK that is accounted for under IFRS 9 decreased from EUR 18 million in the second half of 2022 to EUR 9 million in the second half of 2023. The decrease was driven by a model refinement and a less favorable product mix.

International

The new business value in International amounted to EUR 47 million, an increase of EUR 7 million compared with the second half of 2022.

The IFRS new business value of International – which encompasses all the new business in TLB and the longer-term business in Spain & Portugal – in the second half of 2023 was a negative EUR 3 million, a decrease of EUR 5 million compared with the second half of 2022. This was due to changes in product mix in both Spain & Portugal and TLB.

The market consistent value of new business of International – which represents the new business value created in China and Brazil, and the short-term business in Spain & Portugal – amounted to EUR 49 million in the second half of 2023, an increase of EUR 13 million compared with the prior year period. This reflected business growth in Brazil, increased health sales in Spain & Portugal, and a model refinement in China.

March 1, 2024 2H23 results press release

Balance sheet items

Aegon Ltd.				unaudited
Balance sheet items
EUR millions	Notes	2023 Dec.31	2022 Dec. 31%
Shareholders’ equity		7,475	8,815	(15)

Gross financial leverage		5,064	5,621	(10)
Gross financial leverage ratio (%)		26.5%	25.7%

Americas		5,063	5,801	(13)
United Kingdom		1,194	1,300	(8)
International		129	121	7
Eliminations		16	5	n.m.

Contractual Service Margin (CSM)[1] (pro-forma after tax)		6,403	7,227	(11)

[1]	On IFRS basis, i.e. excluding joint ventures & associates.

Aegon Ltd.				unaudited

Contractual Service Margin (CSM)
EUR millions	Notes	2H 2023	2H 2022%
CSM balance at beginning of period		8,302	11,882	(30)
New business		236	251	(6)
CSM release		(471)	(692)	32
Accretion of interest		111	153	(27)
Claims and policyholder experience variance		56	340	(84)
Non-financial assumption changes		272	32	n.m.
Non-disaggregated risk adjustment		(256)	(78)	n.m.
Market impact on unhedged risk of VFA products		355	6	n.m.
Net exchange differences		(97)	(192)	50
Transfer to disposal groups		(26)	(2,515)	99
Other movements		(230)	(60)	n.m.

CSM balance at end of period		8,251	9,128	(10)

Aegon Americas					unaudited

Contractual Service Margin (CSM)
USD millions	Notes	2H 2023			2H 2022
		Strategic Assets	Financial Assets	Total	Total
CSM balance at beginning of period		2,178	4,990	7,168	7,705
New business		207	25	232	381
CSM release		(121)	(283)	(404)	(507)
Accretion of interest		37	78	115	154
Claims and policyholder experience variance		145	(72)	73	239
Non-financial assumption changes		488	(228)	260	(65)
Non-disaggregated risk adjustment		(172)	(81)	(253)	(72)
Market impact on unhedged risk of VFA products		39	147	186	59
Other movements		—	(253)	(253)	(56)

CSM balance at end of period		2,803	4,322	7,125	7,837

March 1, 2024 2H23 results press release

Shareholders’ equity

As of December 31, 2023, shareholders’ equity was EUR 7.5 billion following EUR 1.1 billion of capital returns; a decrease of EUR 0.7 billion compared with June 30, 2023. On a per share basis, shareholders’ equity remained stable at EUR 4.27, compared with EUR 4.23 as of June 30, 2023.

Gross financial leverage

Gross financial leverage reduced by EUR 0.5 billion in the second half of 2023, leading to a gross financial leverage of EUR 5.1 billion on December 31, 2023; in line with the deleveraging target of around EUR 5.0 billion. This reduction was driven by the repayment of EUR 500 million senior debt that matured in December 2023.

As part of its capital management, Aegon intends to call the EUR 700 million 30-year Tier 2 subordinated note at the first call date (April 25, 2024) and to refinance it.

Contractual Service Margin

The CSM amounted to EUR 8.3 billion per December 31, 2023, and remained stable compared with June 30, 2023.

The CSM release of EUR 471 million was mainly driven by the run-off of the Financial Assets in the Americas and of the traditional book in the UK. New business contributed EUR 236 million to the CSM, driven by the business growth in the US.

Non-financial assumption changes increased the CSM by EUR 272 million, driven by expense assumption updates in the US, while also reflecting the impacts of the annual assumption updates in the UK and International. Favorable claims and policyholder experience variance amounted to EUR 56 million and was driven by the US. Markets had a favorable impact for products accounted for under the variable fee approach (VFA), primarily variable annuities in the US and the unit-linked business in the UK, increasing the CSM by EUR 355 million. Various other changes, including EUR 227 million from a previously announced reinsurance transaction in the US and the impact of changes to the Risk Adjustment – which are reflected in the CSM – had a negative impact of EUR 498 million on the CSM.

Americas

In the Americas, the CSM balance at the end of 2023 amounted to EUR 6,450 million, or USD 7,125 million in local currency, a decrease of USD 43 million compared with June 30, 2023.

Reflecting Transamerica’s strategy, the CSM balance of Strategic Assets increased by USD 624 million during the second half of 2023 to USD 2,803 million at the end of 2023. This was mainly driven by a favorable impact from non-financial assumption changes of USD 488 million, mainly from expense assumption updates which changed the level and mix of allocated expenses to the benefit of Strategic Assets. In addition, new business contributed USD 207 million to the CSM which was only partly offset by the release of CSM of USD 121 million in the second half of 2023, with both figures being comparable to the corresponding amounts in the prior year period. Approximately three quarters of the new business contribution was driven by sales of indexed universal life. Favorable claims and policyholder experience contributed USD 145 million to the CSM, partly offsetting the experience variance in the operating result. As an offsetting item, the Risk Adjustment was negatively impacted by the loss of diversification benefits following the transaction with a.s.r.

The CSM balance of Financial Assets decreased by USD 668 million in the same period to USD 4,322 million at the end of 2023, mainly driven by the run-off of the book leading to a CSM release of USD 283 million and by the previously announced reinsurance transaction with Wilton Re on a part of the Universal Life block, which reduced the CSM balance by USD 246 million. The update of expense assumptions had an unfavorable impact on Financial Assets and drove the negative impact of USD 228 million of non-financial assumption changes in the reporting period. Unfavorable impacts from claims and policyholder experience variances and a higher Risk Adjustment – due to the loss of diversification benefits following the transaction with a.s.r. – were more than offset by interest accretion on the CSM and favorable market impacts on Variable Annuities.

March 1, 2024 2H23 results press release

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 am CET.

Supplements

Aegon’s second half 2023 Financial Supplement and other supplementary documents are available on aegon.com.

Conference call including Q&A

The conference call starts at 9:00 am CET, with an audio webcast on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen and additionally you will receive an email with the call details and again your personal pin to enter the conference call. To avoid any unforeseen connection issues, it’s recommended to make use of the ‘call me’ option. Two hours after the conference call, a replay will be available on aegon.com.

Click to join

With ‘Call me’, there’s no need to dial-in. Simply click the following registration link and select the option ‘Call me’. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the ‘click to join’ function, dial-in numbers are also available. For passcode: you will receive a personal pin upon registration.

Dial-in numbers for conference call

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free)

The Netherlands: +31 970 102 86838 (toll)

Financial calendar 2024

Integrated annual report 2023 – April 4, 2024

First quarter 2024 trading update – May 16, 2024

Annual General Meeting – June 12, 2024

Aegon UK Strategy Teach-In (webinar) – June 25, 2024

First half 2024 results – August 22, 2024

Third quarter 2024 trading update – November 21, 2024

The conference call and Q&A can be followed via a live audio webcast on our website.

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection and retirement solutions. Its portfolio of businesses includes fully owned subsidiaries in the US, UK and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining strong local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts
Media relations	Investor relations

Carolien van der Giessen	Yves Cormier

+31(0) 6 11953367	+31(0) 70 344 8028

carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

March 1, 2024 2H23 results press release

Notes (1 of 3)

1)

Segment total operating result, operating result after tax, operating expenses, addressable expenses, income tax (including joint ventures (jv’s) and associated companies) and result before tax (including jv’s and associated companies) are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

Segment information						unaudited
EUR millions	Segment total	Second half 2023 Joint ventures and associates eliminations	Consolidated	Segment total	Second half 2022 Joint ventures and associates eliminations	Consolidated
Operating result after tax	567	126	693	758	35	793
Tax on operating result	(114)	58	(56)	(247)	41	(206)
Operating result	681	68	749	1,005	(6)	999
Fair value items	65	9	73	(202)	3	(199)
Realized gains / (losses) on investments	(564)	(27)	(591)	(345)	(15)	(360)
Net impairments	4	2	6	(38)	1	(37)
Non-operating items	(495)	(16)	(511)	(585)	(12)	(597)
Other income / (charges)	(270)	(108)	(378)	(1,265)	(28)	(1,293)
Result before tax	(85)	(56)	(140)	(845)	(46)	(891)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	56	(56)	—	46	(46)	—
Income tax (expense) / benefit	85	56	140	(110)	46	(64)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(56)	56	—	(46)	46	—
Net result	0	(0)	0	(954)	—	(954)

Segment information						unaudited
EUR millions	Segment total	First half 2023 Joint ventures and associates eliminations	Consolidated
Operating result after tax	686	(14)	671
Tax on operating result	(132)	35	(97)
Operating result	818	(49)	768
Fair value items	11	—	11
Realized gains / (losses) on investments	(95)	(3)	(99)
Net impairments	(96)	0	(96)

Non-operating items	(180)	(3)	(183)
Other income / (charges)	(870)	17	(852)
Result before tax	(232)	(35)	(267)
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	35	(35)	—
Income tax (expense) / benefit	33	35	69
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(35)	35	—

Net result	(199)	—	(199)

March 1, 2024 2H23 results press release

Notes (2 of 3)

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)	Return on equity is a ratio calculated by dividing the operating result after cost of leverage by the average shareholders’ equity excluding the revaluation reserve.
4)	Included in Other income/(charges) are income/(charges) made to policyholders with respect to income tax in the United Kingdom.
5)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.

6)	Reconciliation of addressable expenses to operating expenses, the most directly comparable IFRS measure.

			unaudited
EUR millions	2H 2023	2H 2022%
Insurance related employee expenses	316	335	(6%)
Non insurance related employee expenses	570	521	9%
Insurance related administrative expenses	262	325	(19%)
Non insurance related administrative expenses	386	341	13%

Operating expenses for IFRS reporting	1,534	1,523	1%

Discontinued operations - intercompany elimination	—	(8)	n.m.
Operating expenses related to joint ventures and associates	132	143	(8%)

Operating expenses in result of operations	1,666	1,656	1%

Operating expenses related to joint ventures and associates	(132)	(143)	8%
Amounts attributed to insurance acquisition cashflows	(23)	(27)	15%
Restructuring expenses	(103)	(22)	n.m.
Operational improvement plan expenses	(104)	(194)	46%
Acquisition and disposals	(1)	(14)	93%
Netting of expenses/income	(4)	—	n.m.
FX effect constant currency	—	(55)	n.m.

Addressable expenses	1,298	1,203	8%

7)	New life sales and net deposits / (outflows) data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
8)

The calculation of the Group Solvency capital surplus and ratio are based on EU and UK Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to Total Adjusted Capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

9)

The Group solvency ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The Group solvency capital calculation is subject to supervisory review on an ongoing basis.

10)	The numbers in this release are unaudited.

March 1, 2024 2H23 results press release

Notes (3 of 3)

Aegon Ltd.
Exchange rates
	EUR/USD		EUR/GBP
	2023	2022	2023	2022
Full year YTD income statement (average rate)	1.0813	1.0534	0.8698	0.8528
First half YTD income statement (average rate)	1.0806	1.0933	0.8763	0.8425
Full year balance sheet (closing rate)	1.1047	1.0673	0.8665	0.8872
First half year balance sheet (closing rate)	1.0910	1.0455	0.8581	0.8608

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes affecting inflation levels, particularly in the United States, the Netherlands and the United Kingdom;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition, particularly in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

March 1, 2024 2H23 results press release

○

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

○

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results, and its ability to separate businesses as part of divestitures;

○

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

○	Changes in the policies of central banks and/or governments;

○	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

○	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

○

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

○

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

○	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

○

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);

○

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

○

Changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management; and

○

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon may provide information that is not necessarily material for SEC reporting purposes but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2022 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.